MICROMEM TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

as of March 6, 2024

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on Monday, April 22, 2024

VIRTUAL MEETING

The annual general meeting (the "Meeting") of the holders (the "Shareholders" or "you") of common shares of Micromem Technologies Inc. (the "Company") will be held in a virtual format only, and there will be no physical meeting location. Therefore, the Shareholders will have an equal opportunity to participate at the Meeting online.  The Meeting will be held on Monday, April 22, 2024 at 10:00 a.m. EST (Toronto time), virtually by Zoom, Meeting ID No.  896 4360 2794, https://us06web.zoom.us/meeting/register/tZ0rc-qurjktE9DZW6F_3b_d8nq1INv45I4X.

If you intend to attend the Meeting, please register at the link provided above on or before, Wednesday, April 17, 2024, 10:00 a.m. EST (Toronto time). If you are not able to attend the Meeting, please vote by using the proxy form or voting instruction form included with the "notice and access" notification and return it according to the instructions provided before Thursday, April 18, 2024 at 10:00 a.m. EST (Toronto time).

Please note that only registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the virtual Meeting by providing their full name. Voting at the Meeting will be conducted by roll call. You may join the Meeting via your smartphone, tablet or computer. Please ensure that you are connected to the internet at all times to be able to vote. On the day of the Meeting, you should log into the Meeting by 9:45 a.m. EST (Toronto time) to confirm your attendance with the scrutineer of the Meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholders may also virtually attend as guests. Guests will be able to virtually attend and listen to the Meeting but will not be able to vote or ask questions during the Meeting.  If your shares are held by your broker or you are otherwise a beneficial shareholder, please see the heading below entitled "Beneficial Holders of Shares" for information on how to vote.

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with a solicitation of proxies being made by the management of the Company for use at the Meeting of Shareholders of the Company to be held at the date, place and time and at any adjournment thereof, for the purposes set forth in the notice of the Meeting and at any adjournment thereof.

Except as otherwise stated, the information provided in this Circular is given as of March 6, 2024.

The solicitation of proxies by the Company will be made primarily by mail, but may also be carried out by directors, officers and employees of the Company who will not receive any additional compensation for such services.  The cost of the solicitation by management will be borne by the Company.

The record date for determining the Shareholders entitled to notice of, and to attend and vote their shares at, the Meeting is March 4, 2024 (the "Record Date").

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NOTICE-AND-ACCESS REGIME

National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") allow for the use of a "notice-and-access" regime for the delivery of proxy-related materials such as our Circular ("Meeting Materials").

Under the notice-and-access regime, reporting issuers are permitted to deliver the Proxy Materials by posting them on the System for Electronic Data Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca as well as a website other than SEDAR+ and sending a notice package (the "Notice Package") to each shareholder receiving the Meeting Materials under this regime. The Notice Package should include: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Meeting Materials; and (iv) a plain-language explanation of how the new notice-and-access system operates and how the Meeting Materials can be accessed online. Where prior consent has been obtained, a reporting issuer can send the Notice Package to Shareholders electronically. The Notice Package must be mailed to Shareholders from whom consent to electronic delivery has not been received.

The Company has elected to send its Meeting Materials to Shareholders using the notice-and-access regime. Accordingly, the Company will send the above-mentioned Notice Package to Company Shareholders which includes instructions on how to access the Company's Meeting Materials online and how to request a paper copy of these materials. Distribution of the Company's Meeting Materials pursuant to the notice-and-access regime benefits the Company through a substantial reduction in both postage and material costs, and also promotes environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy prepared for the Meeting are directors and officers of the Company. A Shareholder has the right to appoint as proxyholder a person (who is not required to be a Shareholder) other than the persons whose names are printed as proxyholders in the form of proxy, by striking out said printed names and inserting the name of his or her chosen proxyholder in the blank space provided for that purposes in the form of proxy and delivering the completed proxy with the transfer agent of the Company, TSX Trust Company ("TSX Trust" or the "Transfer Agent"), at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 (fax: 416-595-9593) no later than 10:00 a.m. EDT (Toronto time) on Thursday, April 18, 2024, or if the Meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned Meeting, as per the instructions on the form of proxy.

Non-registered shareholders desiring to appoint a person other than the person named on the voting instruction form (of other instrument provided for the Meeting) to attend and act on his, her or its behalf at the Meeting may do so by following the instructions set out therein and delivering the required instrument by the deadlines set out above (or such earlier deadlines as may be set out in the voting instruction form or other instrument) to the party specified therein.

Each Shareholder is entitled to appoint a person to represent such Shareholder at the Meeting, who need not be one of the persons named in the accompanying form of proxy.

A proxy must be signed in writing or, subject to the means of electronic signature permitting a reliable determination that the document was created or communicated by or on behalf of the Shareholder or the attorney, as the case may be, by electronic signature by the Shareholder or an attorney who is authorized by a document that is signed in writing or by electronic signature or, if the Shareholder is a body corporate, by an officer or attorney of the body corporate duly authorized. A proxy given pursuant to this solicitation may be revoked by written instrument, including another proxy bearing a later date, executed by the Shareholder or by his, her, or its attorney authorized in writing, and deposited either at TSX Trust (100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, fax: 416-595-9593) or at the registered office of the Company (121 Richmond Street West, Suite 602
Toronto, Ontario, M5H 2K1) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

In addition to any other manner permitted by law, section 110(4) of the Business Corporations Act (Ontario) (the "OBCA") provides that a shareholder may revoke a proxy before it is exercised by: (i) depositing an instrument in writing signed in the same manner as the proxy at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chair of such Meeting on the day of the Meeting or an adjournment thereof; or (ii) transmitting, by telephonic or electronic means, a revocation that complies with the same requirements as the proxy and that, subject to the means of electronic signature permitting a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be, is signed by electronic signature.

A Shareholder attending the Meeting has the right to vote and if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS OF SHARES

Shareholders who hold common shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP, TSFA or similar plan) or who otherwise do not hold the common shares in their own name should note that only proxies deposited by persons whose names appear on the record of the Company may be recognized and acted upon at the Meeting.  Common shares held through intermediaries by shareholders who have not received the Meeting materials directly from the Company or TSX Trust can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those common shares are held.  Without specific instructions from the beneficial holder, intermediaries are not required to vote the common shares held by them.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of the intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Company.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of common shares in advance of the Meeting.  Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their common shares are voted at the Meeting.  Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders.  Beneficial holders who receive Meeting Materials from an intermediary will generally either be provided with:

(a) a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary.  In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned common shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b) more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the common shares they beneficially own.  If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting (or have another individual attend and vote on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person's name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary.  A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary's service company.

Non-Objecting Beneficial Owners

The Meeting Materials are being sent to both registered and beneficial owners of the securities. If you are beneficial owner, the Company or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

EXERCISE OF DISCRETION BY PROXIES

The shares voted at the Meeting will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. Where a choice is specified on a proxy, securities represented by the proxy will be voted in accordance with the choice so specified in the proxy. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ITEM OF BUSINESS AS SET OUT IN THE NOTICE OF MEETING AND AS STATED ELSEWHERE IN THIS MANAGEMENT INFORMATION CIRCULAR.

The form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matter identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting, in such manner as such nominee in his or her judgment may determine. IF OTHER MATTERS WHICH ARE NOT PRESENTLY KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING THE PROXY. As of the date of this Management Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and a maximum of 2,000,000 special preference shares. As of the Record Date, there were 516,549,264 outstanding common shares entitled to be voted at the Meeting. No special preference shares were issued or outstanding as of the Record Date. Each shareholder is entitled to one vote for each common share held. To the knowledge of the management of the Company, as of the Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the votes attached to all of the outstanding voting shares.

In accordance with the provisions of the OBCA, the Company will prepare a list of all persons who are registered holders of common shares as of the Record Date, and the number of common shares registered in the name of each person on such date.

VOTES NECESSARY TO PASS RESOLUTIONS

The resolutions to be presented at the Meeting for the election of Directors and the reappointment of an auditor are ordinary resolutions requiring the favourable vote of a majority of the common shares represented and voting in person or by proxy on such resolutions at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer of the Company, no proposed nominee for election to the board of directors of the Company (the "Board"), and no associate or affiliate of any such person has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, other than to the extent that directors may be considered to have an interest in votes relating to the amendment to the Company's Stock Option Plan by virtue of equity incentive compensation held or available to be held. The information provided in this section was supplied by the management of the Company.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the financial years ended October 31, 2023, October 31, 2022, October 31, 2021 and October 31, 2020 together with the reports of the auditors thereon, will be placed before Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve these financial statements. If any shareholder has questions regarding such financial statements, such questions may be brought to management of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

MATTER #1 - ELECTION OF DIRECTORS

The constating documents of the Company provide for a minimum of three directors and a maximum of twelve directors, as determined by the Board. The Company currently has three (3) directors with the term of each director expiring at the Meeting. The proposed number of directors to be elected at the Meeting is three (3). Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the common shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Company in the form of proxy, in their discretion, in favour of another nominee.

The following table states the names of the persons nominated by management for election as directors, their province/state of residency, current principal occupation, business or employment and the same for the previous five years unless disclosed in an information circular previously provided to shareholders, and the number of shares of the Company beneficially owned, directly, or indirectly, or over which control or direction is exercised, by each of them as of the Record Date.  If elected, the term of office as director for each nominee will expire at the next annual shareholders' meeting.  The information as to shares beneficially owned or controlled has been furnished by each of the management nominees:

Name, Province/State of Residence and Director Since	Principal Occupation and Past Experience	Number of Voting Securities Beneficially Owned or Controlled
Joseph Fuda (1) Ontario, Canada (February 2002)	Joseph Fuda is President, Chief Executive Officer and Director of the Company. Before leading Micromem, Mr. Fuda was involved in the investment banking industry and was a principal shareholder, director and Vice-President with EFI Capital, a Toronto-based financial services firm sold in 2003. EFI had offices across Canada and owned and operated insurance, brokerage and trust services.	2,074,335/0.[4]%
Oliver Nepomuceno(2) Lugano, Switzerland (June 2006)	Oliver Nepomuceno is an investment banker for Crystal Business SA., a Swiss investment company located in Lugano, Switzerland. Mr. Nepomuceno'a principal responsibility is to manage commercial and investment businesses worldwide in several fields and industries. Under his direction, numerous companies have been able to improve their business and generate profitability worldwide. In addition to acting as an investment advisor, Mr. Nepomuceno oversees portfolio management for private clients. Mr. Nepomuceno previously served as a Director of Echo Energy Canada Inc, an Ontario based producer of natural gas.	1,078,572/0.2%
Alex Dey (3) Ontario, Canada (September, 2010)	Mr. Dey has been a Director of Micromem since 2010. He operated as Alex Dey, Chartered Accountant until August, 2004 at which point he retired from private practice. He continues to provide professional services to a number of small businesses.	899,795(4)/0.2%

Notes:

(1) Member of the Audit Committee and Disclosure Committee.

(2) Member of the Audit Committee and Compensation Committee.

(3) Chair of the Audit Committee, Compensation Committee, and Disclosure Committee.

(4) 254,863 of these common shares are indirectly held by a corporation; 186,892 are indirectly held by a family member of Alex Dey.

Cease Trade Orders and Bankruptcies

There are no cease trade orders or bankruptcies to report.

At the Meeting, Shareholders of the Company will be asked to elect to the Company's Board the three individuals nominated for election by management (namely, Joseph Fuda, Oliver Nepomuceno, and Alex Dey).

Unless authority to do so is withheld, the persons designated by management of the Company in the form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth above.

MATTER #2 - RE-APPOINTMENT OF AUDITORS

Shareholders of the Company will be asked to approve the re-appointment of MNP LLP ("MNP") as the auditors of the Company to hold office until the close of the next annual meeting of the Shareholders of the Company and to authorize the Board to fix the remuneration to be paid to the auditors. The Board appointed MNP as auditors of the Company on November 30, 2017.

The Audit Committee of the Company meets on a regular basis and conducts periodic reviews of all professional services. After such review, the Audit Committee recommended to the Board the appointment of MNP LLP as the Company's independent auditors to hold office until the next annual meeting of shareholders.

The Board recommends a vote "for" the re-appointment of MNP as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors' remuneration.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the appointment of MNP as the auditor of the Company until the close of the next annual meeting of the shareholders of the Company, or until its successor is appointed, and the authorization of the board of directors of the Company to fix the remuneration of the auditors of the Company.

MATTER #6 - OTHER MATTERS COMING BEFORE THE MEETING

The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers and Directors

Pursuant to NI 51-102, the Company is required to disclose all compensation for services rendered to the Company for its two most recently completed financial years, in respect of (i) the Chief Executive Officer ("CEO"); (ii) the Chief Executive Officer ("CFO"); and (iii) any other executive officer whose compensation in any of those years exceeded $150,000 (together, the "NEOs"), as well as all directors. The Company currently has two NEOs: Joseph Fuda, President and CEO, and Dan Amadori, CFO. The following tables and related notes disclose the information required to be disclosed under NI 51-102 (Form 51-102F6V). Unless otherwise stated, all amounts with respect to executive compensation are stated in United States dollars.

Compensation Excluding Compensation Securities

The following table sets out all compensation paid to NEOs and directors who are not NEOs, other than stock options and other compensation securities, for each of the years ended October 31, 2023, October 31, 2022 and October 31, 2021.

Table of compensation excluding compensation securities
Name and position(1)	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)(2)	Value of all other compensation ($)(3)	Total compensation ($)
Joseph Fuda, CEO and Director(4)	2023	$190,317	Nil	Nil	Nil	Nil	$190,317
	2022	$92,902	Nil	Nil	Nil	Nil	$92,902
	2021	$81,826	Nil	Nil	Nil	Nil	$81,826
Dan Amadori, CFO(5)	2023	$86,000	Nil	Nil	Nil	Nil	$86,000
	2022	$40,615	Nil	Nil	Nil	Nil	$40,615
	2021	$25,376	Nil	Nil	Nil	Nil	$25,376
Oliver Nepomuceno, Director	2023	Nil	Nil	Nil	Nil	NIL	Nil
	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil
Alex Dey, Director	2023	$13,347	Nil	Nil	Nil	Nil	$13,347
	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil

(1) The compensation of each NEO is disclosed first, followed by compensation of any director who is not an NEO.

(2) Perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are greater than (a) $15,000 if the NEO or director's total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director's salary for the financial year if the NEO or director's total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director's total salary for the financial year is $500,000 or greater. The nature of any perquisites representing more than 25% of the total value of an NEO or director's perquisites is disclosed in a footnote to this table.

(3) Value of all other compensation includes (a) any incremental payments, payables and benefits to a NEO or director that were triggered by a change of control, severance, termination or constructive dismissal that occurred before the end of the applicable financial year, and (b) all compensation relating to defined benefit or defined contribution plans including service costs and other compensatory items such as plan changes and earnings that are different from the estimated earnings for defined benefit plans and above market earnings for defined contribution plans, but (c) excluding Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursements and relocation plans that do not discriminate in scope, terms or operation that are generally available to all salaried employees.

(4) Joseph Fuda is engaged by the Corporation to provide management services on a month-to-month basis. His compensation was $190,317 in 2023, $92,902 in 2022 and $81,826 in 2021. Prior to 2019 his base compensation was $256,000 CDN.  No bonus was paid in 2023, 2022 or 2021.  The balance payable to Joseph Fuda at October 31, 2023, with respect to remuneration is nil.

(5) Dan Amadori is engaged by the Corporation through his company, Lamerac Financial Corp., to provide management  services on a month to month basis. His compensation was $86,000 in 2023, $40,615 in 2022 and $25,376 in 2021. Prior to 2019, his base compensation was $150,000 CDN. No bonus was paid in 2023, 2022 or 2021. The balance payable to Dan Amadori at October 31, 2023, with respect to remuneration, is nil.

External Management Companies - Dan Amadori

Dan Amadori is engaged by the Corporation through his company, Lamerac Financial Corp., to provide management services on a month-to-month basis. He is also entitled to an annual performance-based bonus determined at the discretion of the Compensation Committee with the approval of the Board of Directors. There are no provisions for any additional payments upon termination.  His remuneration is as described above.

Exercise of Compensation Securities by Directors and NEOs

NEOs and directors exercised a total of 600,000 common share options at an exercise price of $0.13 during the most recently completed financial year.

Stock Option Plan

The purpose of the Corporation's stock option plan, as amended and restated as of September 8, 2020 and approved by the shareholders on September 8, 2020 (the "Stock Option Plan") is to strengthen retention of key management employees, to align their interests with those of shareholders and to provide incentive compensation. The total number of shares that may be issued pursuant to options granted under the Stock Option Plan is 27,500,000. As at October 31, 2023, there were options outstanding under the Stock Option Plan to purchase 9,775,000 common shares representing 2.51% of the issued and outstanding common shares of the Corporation. The number of securities remaining available for future issuance under the Stock Option Plan is 3,797,634.

Under the Stock Option Plan, options are granted at not less than the closing price of the common shares on the day before the date of grant. Options may be issued with vesting provisions as determined at the time of grant. The expiry date for options granted under the Stock Option Plan can be any time up to ten years from the date of grant. Options cannot be transferred or assigned by a participant. Options that expire unexercised are available for subsequent option grants.

Options expire under the Stock Option Plan on the earliest of: (i) subject to any provision in the Stock Option Plan to the contrary, on the day the option holder is no longer an Eligible Person, (ii) in the case of termination that is not for cause, the day that is forty-five (45) days following the date of termination (other than for just cause or by reason of death or disability), subject to the discretion of the Board of Directors to extend the expiry period (and any vesting within such period) to no more than ninety (90) days after termination, (iii) immediately upon termination by the Corporation or a subsidiary of employment for just cause, (iv) one year following the death of a participant for options vested as of the date of such participant's death, subject to the discretion of the Board of Directors to the vesting of the option during such period, or (v) the option termination date.

The Board of Directors of the Corporation, subject to any regulatory or required shareholder approval, has the power under the Stock Option Plan to amend or terminate the Stock Option Plan at any time, provided, however, that any such amendment or termination shall not materially adversely affect the rights of a participant.

The Corporation does not provide any financial assistance to participants under the Stock Option Plan to facilitate the purchase of securities.

Outstanding Share-Based Awards and Option-Based Awards

Option-Based Awards

The Corporation provides option-based awards to executive officers and employees. Previous grants of option-based awards are considered when considering new grants. The Compensation Committee recommends to the Board of Directors the award level for each potential grantee and the independent board members evaluate the recommendation. The Corporation's equity incentive plan under which an option-based award is granted is reviewed by the Board of Directors and management, and any amendments are approved by the Board of Directors prior to seeking the requisite shareholder approval.

The following table sets forth all option-based awards and share-based awards outstanding for each Named Executive Officer at the end of the year ended October 31, 2023:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share- based awards not paid out or distributed ($)
Joseph Fuda, CEO	1,500,000	0.05 US	November 13, 2025	N/A	Nil	N/A	N/A
	400,000	0.07 US	October 8, 2026	N/A	Nil	N/A	N/A
	340,000	0.07 US	March 20, 2028	N/A	Nil	N/A	N/A
Dan Amadori, CFO	1,500,000	0.05 US	November 13, 2025	N/A	Nil	N/A	N/A
	400,000	0.07 US	October 8, 2026	N/A	Nil	N/A	N/A
	340,000	0.07 US	March 20, 2028	N/A	Nil	N/A	N/A

Directors' Summary Compensation Table

The following table sets forth for the year ended October 31, 2023, information concerning the compensation paid to our directors, other than directors who are also Named Executive Officers:

Name	Fees earned(1) ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation(1) ($)	Pension value(1) ($)	All other compensation(1) ($)	Total ($)

Oliver Nepomuceno	Nil	Nil	$20,427	Nil	Nil	Nil	Nil
Alex Dey	$13,347	Nil	$20,427	Nil	Nil	Nil	Nil

Notes:

(1) The Corporation does not typically offer its directors fees, share-based awards, non-equity incentive plan compensation, pensions, or other compensation other than option-based awards.

(2) The related cost of the stock option awards is calculated in accordance with the Black Scholes option-pricing model.  Stock option awards are typically for a 5 year period and are fully vested at the date of issue. The issue price is set at the market price on the date of issue or at higher than market price.

Directors' Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended October 31, 2023:

	Option-based Awards				Share-based Awards
Name	Number of securities Unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Oliver Nepomuceno	500,000	$0.05 USD	November 13, 2025	N/A	Nil	N/A	N/A
	100,000	$0.07 USD	October 8, 2026	N/A	Nil	N/A	N/A
	330,000	$0.07 USD	March 20, 2028	N/A	Nil	N/A	N/A
Alex Dey	500,000	$0.05 USD	November 13, 2025	N/A	Nil	N/A	N/A
	100,000	$0.07 USD	October 8, 2026	N/A	Nil	N/A	N/A
	330,000	$0.07 USD	March 20, 2028	N/A	Nil	N/A	N/A

Employment, Consulting and Management Agreements

Joseph Fuda

Joseph Fuda was appointed as the Corporation's Chief Executive Officer on February 13, 2002.  He has had a month-to-month contract since 2010, which stipulated an annual base amount of remuneration of (CDN) $160,000 for his services.  This base amount was increased to $256,000 (CDN) in 2013.  He is also entitled to an annual performance-based bonus determined at the discretion of the Compensation Committee.  There are no provisions for any additional payments upon change of control, severance, termination or constructive dismissal.  He received $190,317 compensation in 2023.

Dan Amadori

Dan Amadori was appointed Chief Financial Officer of the Corporation on June 29, 2004.  He is engaged by the Corporation through his company, Lamerac Financial Corp., to provide management services on a month-to-month contract which stipulates an annual base amount of remuneration of (CDN) $150,000 for his services.  He is also entitled to an annual performance-based bonus determined at the discretion of the Compensation Committee.  There are no provisions for any additional payments upon change of control, severance, termination or constructive dismissal.  He received $86,000 compensation in 2023.

Oversight and Description of Director and Named Executive Officer Compensation

The objective of the Corporation's executive compensation program is to attract qualified executives who can provide the leadership and management skills necessary to achieve the Corporation's business plan goals and build long-term shareholder value. The program is designed to reward its executives financially for achieving and surpassing annual operating performance targets through revenue growth and productivity improvement.

The Corporation's executive compensation program has two key elements:

1. Base Compensation and Bonus - The Corporation establishes a base compensation level unique to each executive that reflects the executive's business credentials, level and length of experience, past compensation history and existing levels of executive compensation. This ensures that the Corporation can attract experienced and qualified executives. The Corporation also pays bonuses to its executives that are tied to performance criteria and goals established from time to time. Specific performance criteria and goals, as well as the approximate weight assigned to each performance criterion or goal, are disclosed in this document as footnotes to the table of "Compensation Excluding Compensation Securities". Base compensation and bonuses are recommended by the Compensation Committee and approved by the Board of Directors.

2. Corporate Share Ownership - The stock option plan provides an opportunity for each executive to acquire equity in the Corporation. Ownership of common shares aligns the interests of executives with that of the shareholders and encourages them to focus on increasing shareholder value. Option grants are recommended by the Compensation Committee and approved by the Board of Directors.

The Corporation's Compensation Committee is composed of two members, Oliver Nepomuceno and Alex Dey. Mr. Dey and Mr. Nepomuceno are independent as neither of them hold any position with the Corporation other than that of director. Mr. Dey was previously the sole proprietor of Alex Dey, Chartered Accountant. He is currently President of a private company that provides accounting and tax services. Mr. Nepomuceno manages a private investment banking operation in Switzerland.

The Compensation Committee is responsible for implementing and overseeing compensation, benefits and human resource policies to be approved by the Board of Directors. The Compensation Committee does not use peer groups to determine compensation. It reviews compensation from time to time and modifies each compensation element as required based on financial and operational performance, taking into consideration the Corporation's financial strength and the general economic climate.

Significant Events Affecting Compensation In the Most Recently Completed Financial Year

Compensation was reduced in 2020 through to 2023 as a cost cutting measure initiated by the CEO and CFO.  Joseph Fuda received $190,317 of compensation in 2023. Dan Amadori's compensation was $86,000 in 2023.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as at October 31, 2023, concerning securities authorized for issuance under the Corporation's Stock Option Plan:

Stock Option Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by securityholders	9,775,000	$0.06	3,797,634
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	9,775,000	$0.06	3,797,634

(1) Under the Stock Option Plan, a maximum of 27,500,000 common shares are reserved to be issued upon the exercise of options, as set forth in the Management Information Circular prepared for the annual and special meeting of the shareholders held on September 8, 2020. At October 31, 2023, the Corporation has 510,368,838 common shares issued and outstanding.

Indebtedness of  Directors, Executive Officers and Employees

There was no indebtedness of any Executive Officers, Directors, employees and former Executive Officers, Directors and employees of the Company or any of its subsidiaries (i) to the Company or to any of its subsidiaries, or (ii) to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar understanding provided by the Company or any of its subsidiaries.

Compensation of Directors

The amount and form of Director compensation is reviewed periodically by the Board of Directors.  The Directors do not consistently receive cash compensation from the Company for their participation on the Board of Directors or as a member of a committee.  The Company, from time to time, grant options to its Directors to purchase common shares of the Company which options are granted pursuant to the Company's Stock Option Plan.  Such options are offered to Directors at prices that are equal to or above the market price for the common shares at the date that the options are granted.  The Company granted 1,000,000 stock options in 2023, Nil stock options in 2022 and 3,100,000 stock options to Directors in 2021.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, none of the informed persons (as that term is defined in NI 51-102) of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of such persons or proposed directors has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires disclosure by each reporting issuer of its approach to corporate governance with reference to the guidelines, as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. National Policy 58-201 - Corporate Governance Guidelines has set out a series of guidelines for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the function to be performed by boards and their committees and the effectiveness of their board members.

Board of Directors

The Board of the Company is responsible for the stewardship of the Company and for the supervision of management to protect shareholder interests.  The Board oversees the development of the Company's strategic plan and the ability of management to continue to deliver on the corporate objectives. The independent directors, when necessary, hold in-camera sessions exclusive of non-independent directors and members of management which facilitates open and candid discussion amongst the independent directors and a degree of independent supervision over management.

NI 58-101 defines an "independent director" as a director who has no direct or indirect material relationship with the Company. A "material relationship" is defined as a relationship which, in the view of the Board, could be reasonably expected to interfere with the exercise of such member's independent judgment. Two of the three current members of the Board are independent, namely Oliver Nepomuceno and Alex Dey. Joseph Fuda is not independent as a result of being a member of the Company's management.

The Board of Directors has adopted a Governance Committee Charter. To date the tasks associated with the Governance Committee have been discharged by the Audit Committee.

Directorships

None of the members of the Board are directors of other reporting issuers.

Orientation and Continuing Education

The Company does not have an orientation and education program in place for new board members. The Board's continuing education is typically derived from correspondence with the Company's solicitors, auditors and other advisers to remain up to date in relevant corporate and securities' law matters. New board members will participate in such training and orientation as may be deemed by the Board to be necessary or appropriate in the circumstances.

Disclosure Committee

The Disclosure Committee is currently composed of two Directors: Alex Dey (Chair) and Joseph Fuda. This Committee works in concert with the CFO and is primarily responsible for ensuring compliance with the Company's disclosure policies as the same applies to all public disclosures and statements made by or about the Company.  The Disclosure Committee works closely with the Audit Committee with respect to all financial disclosure made by the Company. The Disclosure Committee meets on an as required basis.

Compensation Committee

The Compensation Committee is currently composed of two Directors: Alex Dey (Chair) and Oliver Nepomuceno.  The Committee ensures that the Company has a plan for continuity of its officers and an executive compensation plan that is competitive to retain executive management and other key personnel.  The Committee also provides recommendations to the Board of Directors regarding the Company's Stock Option Plan. The Compensation Committee was formed by the Board of Directors on March 26, 2008. The Committee makes its recommendation pertaining to compensation based on competitive market rates that exist in similar industries and companies both private and public.

Nomination of Directors

The Company does not presently have a Nominations Committee. The Board, as a whole, reviews the size of the Board of Directors to ensure the facilitation of effective decision making.  Where changes to the composition of the Board are deemed to be beneficial to the Board as a whole, the Board will collectively identify, put forward suitable candidates or consider nominees, if any, recommended by shareholders.

Committee Charters

The charter for the Audit Committee, Disclosure Committee, Compensation Committee and Governance Committee were included in previous year's Information Circular, are unchanged as of the date hereof, and are disclosed on the Company's website.

Assessments

In view of the size and current state of the Company's development and the number of directors on the Board, the Board has not felt it necessary at the present time to adopt a formal process to assess Board, committee and individual director effectiveness.  In view of the frequency of both formal and informal Board meetings during the course of the year there is ample opportunity for each director to assess the effectiveness of all other directors.  The Company is not proposing to adopt a formal process for assessment at the present time.

Ethical Conduct

The Company ensures that all employees, executives and Board members conduct their actions in an ethical manner by enforcing the existing corporate governance policies and charters described herein. In the event there is a need to implement additional corporate governance policies the company will assess the need to enact the appropriate policy and oversee the implementation and enforcement of that policy.

Statement of Diversity

While the Company is a venture issuer and therefore is not be subject to the Ontario Securities Commission's proposed amendments to the disclosure requirements regarding the representation of women on the Board of Directors and in senior management, the Company is committed to providing an environment in which all employees and directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude. Moreover, the Company intends to model this commitment by increasing its focus on diversity among the Board of Directors and within senior management of the Company. Building diversity will take time, particularly in view of the Company's current size and level of development.  The candidates who will be considered will include male and female applicants with the requisite technical skills suitable to the Company's requirements.

AUDIT COMMITTEE

The text of the Audit Committee Charter is attached as Schedule "A" of this Circular. The Audit Committee is currently composed of two directors: Oliver Nepomuceno and Alex Dey (Chair). The members of the Audit Committee are considered to be financially literate.  As defined in National Instrument 52-110 - Audit Committees ("NI 52-110"), Messrs. Oliver Nepomuceno and Alex Dey are independent members of the Audit Committee.

Mr. Oliver Nepomuceno is an investment banker located in Switzerland and has participated in a variety of transactions in various global jurisdictions. He has acted on behalf of a number of private and public companies. Mr. Nepomuceno also serves on the Compensation Committee.

Mr. Alex Dey was previously the sole proprietor of Alex Dey, Chartered Accountant.  He is currently President of a private company that provides accounting and tax services. Mr. Dey also serves on the Compensation and Disclosure Committees.

The Audit Committee acts on behalf of the Board in reviewing certain financial information prepared for public distribution, in monitoring internal accounting controls and in monitoring the business conduct of the Company.  This Committee is also responsible for assuring that the Company's financial statements accurately portray the financial position of the Company and the results of its operations.  It reviews other matters relating to the financial position of the Company and the results of its operations. As the Committee sees fit, it recommends the appointment, change or reappointment of the external auditor. It also reviews and approves the non-audit services provided by the external auditor.  In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

Since the commencement of the issuer's most recent financial year, all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board of Directors. The Audit Committee met formally on a quarterly basis in 2020, 2021, 2022 and 2023.  It also met on an ad hoc basis as required.

The Audit Committee meets annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors.  The Audit Committee also reviews the extent of "non-audit" services and related fee proposals that may be requested from the independent auditors from time to time.  In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

Pursuant to section 6.1 of NI 52-110, the Company is providing the disclosure required for venture issuers under Form 52-110F2:

Fees Paid to Auditors

The following sets out fees paid to MNP, McGovern Hurley and audit consultants for underlying derivative work in 2020, 2021, 2022 and 2023.

	2023	2022	2021	2020
Audit Fees:	$110,000	$125,000	$90,950	$90,950
Tax Fees:	$5,000	$5,000	$4,000	$4,000
All Other Fees:	$-	$-	$-	$-
Total:	$115,000	$130,000	$94,950	$94,950

The Audit Committee determined that the provision of the non-audit services (comprised of services provided to the Company in connection with the required securities filings) did not compromise the independence of MNP LLP.

Regulatory and Disclosure Fees Paid

The following sets out fees paid to professionals and regulators, as costs for maintaining a public company in good standing.

	2023	2022	2021	2020
Investor Relations, Listing and Filing Fees	$52,756	$64,769	$53,029	$49,537

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company's current auditors are MNP LLP, 1 Adelaide St E Suite 1900, Toronto, ON M5C 2V9 and TSX Trust Company is the Company's registrar and transfer agent.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR+ and can be accessed on the internet at www.sedarplus.ca, as well as on the Company's website at https://micromeminc.com.

Financial information is provided in the Company's comparative financial statements and in its management discussion and analysis ("MD&A") for its most recently completed financial year. Shareholders may obtain copies of such financial statements and MD&A on SEDAR+ which can be accessed on the internet at www.sedarplus.ca, or by mailing a request the Company to the attention of its Corporate Secretary, 121 Richmond Street West, Suite 602, Toronto, ON M5H 2K1 or by email to info@micromeminc.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario this 6th day of March, 2024.

MICROMEM TECHNOLOGIES INC.

Joseph Fuda (signed)

President, Chief Executive Officer, and Director

SCHEDULE "A"

Audit Committee Charter

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF MICROMEM TECHNOLOGIES INC.

1. General

The primary focus of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in its general oversight of the Corporation's financial reporting, internal control and audit functions. Management is responsible for the preparation, presentation and integrity of the Corporation's financial statements, accounting and financial reporting principles, internal controls and procedures designed to assure compliance with accounting standards, applicable laws and regulations. The Corporation's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. The Committee serves a board level oversight role in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with the auditors and the experience of the members in business, financial and accounting matters.

2. Organization

Committee members shall meet the requirements of the exchange(s) upon which the Corporation is listed as well as all governing regulatory bodies. The Committee shall comprise three or more Directors as determined by the Board of Directors, a majority of whom shall be independent non-management Directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall be financially literate. The Committee members shall be appointed by the Board of Directors. The Board of Directors shall designate the Chairman of the Committee annually. The Corporation relies on certain exemptions from the requirement that all members of the audit committee be independent set forth in National Instrument 52-110 to the extent that one or more members of the audit committee are not independent.

3. Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. At least one meeting (or more frequently as appropriate) should be with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. Meetings may be held in person in or by telephone conference. The Committee shall report on a regular basis its activities to the Board and shall make such recommendations to the Board as it deems appropriate.

4. Responsibilities And Processes

The primary responsibility of the Committee is to oversee the Corporation's financial reporting process on behalf of the Board and report the results of its activities to the Board. The Committee should take the appropriate actions to set the overall corporate example for quality financial reporting, sound business risk practices and ethical behaviour. The Committee is not expected to audit the Corporation, to define the scope of the audit, to control the Corporation's accounting practices, or define the standards to be used in preparing the Corporation's financial statements. Corporation management is responsible for preparing the financial statements and the independent auditors are responsible for auditing those statements. The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement or deviate from them as appropriate. The Committee shall:

• Evaluate, review and recommend to the Board the selection (or, where appropriate, replacement) of the Corporation's independent auditors, subject to approval by the Corporation's shareholders.

• Provide guidance to, and receive reports from, the Corporation's independent auditors and financial management.

• Review the interim financial statements and earnings release (if any) with management, prior to releasing the same to the public. The Chairperson (or other Committee delegate) may represent the entire Committee for purposes of review with management and the independent auditors.

• Discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

• Review with management and the independent auditors the financial statements as required in Canadian jurisdictions where the Corporation is a reporting issuer and provide judgments about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments and the clarity of the disclosure in the financial statements.

• Meet annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. Review the extent of "non-audit" services and related fee proposals that may be requested from the independent auditors from time to time.

• Discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Corporation's system to monitor and manage business risk, as well as legal and ethical compliance programs.

• Evaluate the professional competency of the financial staff and the internal auditors, as well as the quality of their performance in discharging their respective responsibilities.

• Consult with management in an effort to resolve areas of questionable performance or deficiencies in structure or personnel.

• Discuss with the independent auditors the auditors' independence from management and the Corporation.

• Review this Charter annually and recommend to the Board appropriate changes to it.